2600 One Commerce Square Philadelphia, PA 19103-7098 T: (215) 564-8099 F: (215) 564-8120

September 27, 2018

Via EDGAR Transmission

Samantha Brutlag
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:          Quaker Investment Trust (the "Registrant")
 File No. 811-06260

Dear Ms. Brutlag:
On behalf of the Registrant, submitted herewith via the Edgar system are its responses to the comments of the staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") that you communicated to us on September 18, 2018 with regard to the Registrant's Post-Effective Amendment No. 88 to its Registration Statement on Form N-1A (the "Amendment"), which was filed with the Commission on August 1, 2018 by the Registrant on behalf of the Quaker Global Tactical Allocation Fund (the "Global Tactical Fund"), Quaker Mid-Cap Value Fund (the "Mid-Cap Fund"), Quaker Small/Mid-Cap Impact Value Fund ("Small-Cap Fund"), and Quaker Impact Growth Fund (collectively, the "Funds").  The Registrant is filing this Amendment for the purpose of:  (i) having a new Delaware statutory trust adopt the Registration Statement of the Registrant, pursuant to Rule 414 under the Securities Act of 1933; (ii) making certain material changes to the Registration Statement in connection with certain proposals approved by shareholders; and (iii) updating certain financial and performance information.  Each comment from the Staff is summarized below, followed by the Registrant's response to the comment.
1. Comment:  Confirm that all conditions of Rule 414 under the Securities Act of 1933 have been satisfied.
Response:  The Registrant so confirms.
2. Comment:  To the extent it has been changed, consider including each Fund's old name in parentheses when it is first mentioned.
Response:  The requested change will be made.
3. Comment:  With respect to the Global Tactical Fund, add disclosure complying with the Staff's position regarding the use of the term "global" in a fund name.

Samantha Brutlag
September 27, 2018

Response:  The Registrant will add the following disclosure in the principal investment strategies section of the Fund's prospectus:
"Under normal market conditions, the  Fund will invest at least 40% of its net assets in foreign securities. For purposes of this policy, foreign securities include those securities issued by companies:  (i) whose principal securities trading markets are outside the U.S.; (ii) that derive 50% or more of their total revenue from either goods or services produced or sales made in markets outside the U.S.; (iii) that have 50% or more of their assets outside the U.S.; (iv) that are linked to non-U.S. dollar currencies; or (v) that are organized under the laws of, or with principal offices in, a country other than the U.S."
4. Comment:  Provide completed fee tables, expense examples and performance tables/charts for each of the Funds in an Exhibit to this letter.
Response:  Please see Exhibit A for the requested information.
5. Comment:  For each Fund with acquired fund fees and expenses disclosure, delete the last sentence in the accompanying footnote to its fee table.
Response:  The requested change will be made.
6. Comment:  In Footnote 3 to the Global Tactical Fund's fee table, specify that only the Registrant's Board of Trustees can terminate the fee waiver prior to the end of the stated waiver period.  Also, clarify that acquired fund fees and expenses are excluded from the fee waiver.
Response:  The requested change will be made.
7. Comment:  For the Global Tactical Fund, if investments in emerging markets are a principal investment strategy, then include information about investing in emerging markets in the principal investment strategy and risks section.
Response:  The Registrant confirms that investing in emerging markets is not a principal investment strategy of the Global Tactical Fund.
8. Comment:  For the Global Tactical Fund, move the tactical allocation bullet point in the principal strategies section toward the top of the bullet point list.
Response:  The requested change will be made.
9. Comment:  With respect to the impact investing disclosure under each Fund's principal investment strategy section, clarify: (i) whether the Funds' adviser uses internal or external sources in determining whether an investment qualifies as an environmental, social or governance ("ESG") investment for purposes of the adviser's impact investing strategy; and (ii) that the check marked companies under the "Negative Impact" bullet point are the only types of companies excluded when evaluating companies for investments consistent with the adviser's impact investing strategy.  Also, add disclosure discussing the risks of ESG investing.
Response:   The Registrant confirms that the Funds' adviser uses internal systems to determine companies eligible for investment under its impact investment strategy.  The Registrant will make the other requested clarifications and changes.

Samantha Brutlag
September 27, 2018

10. Comment:  For the Global Tactical Fund, provide information in the principal investment strategy section consistent with the Staff's guidance on disclosure related to the use of derivatives.
Response:  The Registrant believes that the Amendment reflects this comment as the current disclosure explains the reason for using derivatives, the types of derivatives used, and the risks associated with derivative investments.
11. Comment:  Add disclosure in the past performance section regarding the change in each Fund's investment strategy due to the hiring of a new investment adviser for the Funds.
Response:  The requested change will be made.
12. Comment:  Because the Funds no longer assess sales loads, remove the sales load language from the introduction to the average annual total return table for each Fund.
Response:  The requested change will be made.
13. Comment:  In the portfolio manager section in each Fund's summary section, include both the month and year when the portfolio managers began managing a Fund.
Response:  The requested change will be made.
14. Comment:  Throughout the prospectuses, replace any remaining references to "Class A" shares with "Advisor Class"  shares.
Response:  The requested change will be made.
15. Comment:  For the Mid-Cap Fund and the Small-Cap Fund, the upper capitalization ranges for both Funds is higher than the Staff would expect.  Explain why the upper end of these capitalization ranges are appropriate.
Response:  In the judgment of the Fund's adviser, it believes that securities with valuations, at the time of investment, in the stated capitalization ranges for both the Mid-Cap Fund and Small-Cap Fund may qualify as mid-capitalization and small-capitalization companies, respectively.  The Registrant respectfully believes that this is an appropriate judgment for the Fund's adviser to make as the manager of the Funds.
16. Comment:  Remove the references to securities lending in light of the Funds' fundamental investment limitation against making loans of securities.
Response:  The requested change will be made.
17. Comment: Specify the large-capitalization investment range for companies in which the Quaker Impact Growth Fund will invest.
Response:  The requested change will be made.

Samantha Brutlag
September 27, 2018

18. Comment:  For the Funds' statement of additional information, include all Funds and their ticker symbols on the front cover.
Response:  The requested change will be made.
* * *
Please do not hesitate to contact me at the above number if you have any questions or wish to discuss any of the responses presented above.
Sincerely yours,

/s/Jonathan M. Kopcsik
Jonathan M. Kopcsik

cc:	Alyssa Greenspan
  Community Capital Management, Inc.

Samantha Brutlag
September 27, 2018

EXHIBIT A

Quaker Global Tactical Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Advisor Class (formerly Class A)	Institutional Class
Management Fees(1)	0.75%	0.75%
Distribution (12b-1) Fees	0.25%	NONE
Other Expenses	1.49%	1.49%
Shareholder Servicing Fees	0.08%	0.08%
Total Other Expenses	1.57%	1.57%
Acquired Fund Fees and Expenses(2)	0.12%	0.12%
Total Annual Fund Operating Expenses	2.69%	2.44%
Fee Waiver and/or Expense Reimbursement(3)	-0.30%	-0.30%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	2.39%	2.14%

	1 Year	3 Years	5 Years	10 Years
ADVISOR CLASS	$242	$807	$1,398	$3,000
INSTITUTIONAL CLASS	$217	$732	$1,274	$2,754

Annual Total Returns – Advisor Class Shares (formerly Class A Shares) as of December 31, 2017

Highest Performing Quarter: 17.50% in 3rd quarter of 2009
Lowest Performing Quarter: -14.91% in 3rd quarter of 2011
The Fund's cumulative year-to-date return through June 30, 2018 was 0.55%.

Samantha Brutlag
September 27, 2018

Average Annual Total Returns as of December 31, 2017
	1 Year	5 Years	Since Inception (5/1/2008)
Advisor Class Return Before Taxes (formerly Class A Shares)	-0.73%	6.60%	0.23%
Advisor Class Return After Taxes on Distributions	-0.73%	6.60%	0.23%
Advisor Class Return After Taxes on Distributions and Sale of Fund Shares	-0.42%	5.18%	0.18%
Institutional Class Return Before Taxes Inception (7/23/2008)	5.30%	8.10%	2.41%
MSCI World® Index	22.40%	11.64%	5.64%
Quaker Mid-Cap Value Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Advisor Class (formerly Class A)	Institutional Class
Management Fees(1)	0.90%	0.90%
Distribution (12b-1) Fees	0.25%	NONE
Other Expenses	1.29%	1.29%
Shareholder Servicing Fees	0.09%	0.09%
Total Other Expenses	1.38%	1.38%
Acquired Fund Fees and Expenses(2)	0.04%	0.04%
Total Annual Fund Operating Expenses	2.57%	2.32%

	1 Year	3 Years	5 Years	10 Years
ADVISOR CLASS	$260	$799	$1,365	$2,905
INSTITUTIONAL CLASS	$235	$724	$1,240	$2,656

Samantha Brutlag
September 27, 2018

Annual Total Returns – Advisor Class Shares (formerly Class A Shares) as of December 31, 2017

Highest Performing Quarter: 20.34% in 3rd quarter of 2009
Lowest Performing Quarter: -23.29% in 4th quarter of 2008
The Fund's cumulative year-to-date return through June 30, 2018 was -0.64%.

Average Annual Total Returns as of December 31, 2017
	1 Year	5 Years	10 Years
Advisor Class Return Before Taxes (formerly Class A Shares)	10.01%	12.38%	6.59%
Advisor Class Return After Taxes on Distributions	10.01%	12.38%	6.59%
Advisor Class Return After Taxes on Distributions and Sale of Fund Shares	5.66%	9.91%	5.33%
Institutional Class Return Before Taxes	16.72%	13.94%	7.46%
Russell Midcap® Value Index	13.34%	14.68%	9.10%

Quaker Small/Mid-Cap Impact Value Fund
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Advisor Class (formerly Class A)	Institutional Class
Management Fees(1)	0.90%	0.90%
Distribution (12b-1) Fees	0.25%	NONE
Other Expenses	1.23%	1.23%
Shareholder Servicing Fees	0.03%	0.03%
Total Other Expenses	1.26%	1.26%
Acquired Fund Fees And Expenses(2)	0.06%	0.06%
Total Annual Fund Operating Expenses	2.47%	2.22%

	1 Year	3 Years	5 Years	10 Years
ADVISOR CLASS	$250	$770	$1,316	$2,806
INSTITUTIONAL CLASS	$225	$694	$1,190	$2,554

Samantha Brutlag
September 27, 2018

Annual Total Returns – Advisor Class Shares (formerly Class A Shares) as of December 31, 2017

 Highest Performing Quarter: 16.88% in 2nd quarter of 2009
Lowest Performing Quarter: -23.99% in 4th quarter of 2008
The Fund's cumulative year-to-date return through June 30, 2018 was 3.52%.

Average Annual Total Returns as of December 31, 2017
	1 Year	5 Years	10 Years
Advisor Class Return Before Taxes (formerly Class A Shares)	3.30%	10.93%	6.92%
Advisor Class Return After Taxes on Distributions	-0.87%	9.22%	6.09%
Advisor Class Return After Taxes on Distributions and Sale of Fund Shares	4.03%	8.32%	5.42%
Institutional Class Return Before Taxes	9.57%	12.48%	7.80%
Russell 2500® Value Index[1]	8.13%	10.98%	6.50%
Russell 2500® Index[1]	15.08%	12.66%	7.59%
Russell 2000® Index	14.65%	14.12%	8.71%

Samantha Brutlag
September 27, 2018

Quaker Impact Growth Fund
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Advisor Class (formerly Class A)	Institutional Class
Management Fees(1)	0.75%	0.75%
Distribution (12b-1) Fees	0.25%	NONE
Other Expenses	1.18%	1.18%
Shareholder Servicing Fees	0.10%	0.10%
Total Other Expenses	1.28%	1.28%
Total Annual Fund Operating Expenses	2.28%	2.03%

	1 Year	3 Years	5 Years	10 Years
ADVISOR CLASS	$231	$712	$1,220	$2,615
INSTITUTIONAL CLASS	$206	$637	$1,093	$2,358

Annual Total Returns – Advisor Class Shares (formerly Class A Shares) as of December 31, 2017

Highest Performing Quarter: 14.19% in 3rd quarter of 2009
Lowest Performing Quarter: -30.69% in 3rd quarter of 2008

Samantha Brutlag
September 27, 2018

The Fund's cumulative year-to-date return through June 30, 2018 was 4.01%.

Average Annual Total Returns as of December 31, 2017
	1 Year	5 Years	10 Years
Advisor Class Return Before Taxes (formerly Class A Shares)	9.94%	11.68%	2.31%
Advisor Class Return After Taxes on Distributions	9.94%	11.68%	1.96%
Advisor Class Return After Taxes on Distributions and Sale of Fund Shares	5.63%	9.32%	1.63%
Institutional Class Return Before Taxes	16.58%	13.22%	3.13%
S&P 500® Total Return Index	21.83%	15.79%	8.50%